                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                       SUNBURST HOSPITALITY CORPORATION
         _____________________________________________________________
                               (Name of Issuer)



                                 Common Stock
         _____________________________________________________________
                        (Title of Class of Securities)


                                  866948-10-2
                         _______________________________
                                (CUSIP Number)



                       Patricia Bowditch  (301) 495-4400
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
         _____________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 19, 1999
         _____________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866948-10-2                13D                             Page 2 of 4


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Stewart Bainum, Jr.
          S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  ( )     (b)  (  )

3    SEC Use Only

4    Source of Funds
      00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)    (  )

6    Citizenship or Place of Organization
     USA

Number of Shares Beneficially
  Owned by Each Reporting Person with:

     7     Sole Voting Power                934,675

     8     Shared Voting Power            2,502,956

     9     Sole Dispositive Power           934,675

     10    Shared Dispositive Power       2,502,956


11   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,437,631

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     17.9%

14   Type of Reporting Person

     IN

CUSIP No. 866948-10-2                13D                             Page 3 of 4

Item 1.    Security and Issuer


           (a)   Name of Issuer:
                 Sunburst Hospitality Corporation
           (b)   Address of Issuer's Principal Executive Offices:
                 10770 Columbia Pike
                 Silver Spring, MD  20901
           (c)   Title and Class of Securities:
                 Common Stock

Item 2.    Identity and Background

           (a)   Name:
                 Stewart Bainum, Jr.
           (b)   Business Address:
                 8737 Colesville Road, Suite 800
                 Silver Spring, MD  20910
           (c)   Present Principal Employment:
                 Chairman, Choice Hotels International
                 8737 Colesville Road, Suite 800
                 Silver Spring, Maryland  20901
           (d) Record of Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
           (e) Record of Civil Proceedings: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
           (f)   Citizenship:
                 Reporting Person is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration

           The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4.    Purpose of Transaction

           664,153 shares were acquired by the Reporting Person in transactions which involve the liquidation of two family owned investment partnerships and the resulting distributions to the partners of the securities of the issuer owned by the partnerships. The Reporting Person continues to hold the shares for investment purposes. In addition, in Mr. Bainum, Jr's capacity as co-trustee of his sister, Roberta Bainum's, Irrevocable Trust, he has shared voting authority over an additional 635,457 shares which were distributed from the same two partnerships. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

           (a)  Amount and percentage beneficially owned:
                Reporting Person:

                3,437,631 shares, including 847,204 shares held directly by the Stewart Bainum, Jr. Declaration of Trust ("SBJ Trust"), of which Mr. Bainum, Jr. is the sole trustee and beneficiary; 1,189,290 shares held directly by Realty Investment Company, a real estate management and investment company in which the SBJ Trust is a stockholder(beneficial ownership of such shares is disclaimed); 85,000 shares held by Vintage Limited Partnership, a family investment partnership of which Mr. Bainum, Jr. is a stockholder of the Corporate General Partner and has shared voting authority; 3,553 shares held by the Foundation for Maryland's Future of which Mr. Bainum, Jr. is the sole Director; and 593,209 shares owned by Mid Pines Associates, Limited Partnership in which the SBJ Trust is the Managing General Partner and has shared voting authority. Also includes 635,457 shares held by the Roberta Bainum Irrevocable Trust, in which Mr. Bainum, Jr. is a co-trustee and has shared voting authority.

CUSIP No. 866948-10-2                13D                             Page 4 of 4


                 Also includes 49 shares which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Non-Qualified Retirement Savings and Investment Plan. Also includes 83,889 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days.



           (b)   Number of shares as to which such person has:

                 (i)    Sole Voting Power              934,675

                 (ii)   Shared Voting Power          2,502,956

                 (iii)  Sole Dispositive Power         934,675

                 (iv)   Shared Dispositive Power     2,502,956


           (c) A schedule of transactions effected in the last sixty days is as follows:

                 Not applicable.

           (d)   Ownership of more than five percent on behalf of Another
                 Person:

                 To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

           (e)   Ownership of Less than Five Percent:

                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Not applicable.

Item 7.    Material to be Filed as Exhibits

           None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 28, 1999



                           /s/ Stewart Bainum, Jr.
                           ________________________________________
                           Stewart Bainum, Jr.